Pillsbury Winthrop Shaw Pittman LLP

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Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

April 24, 2013

VIA EDGAR AND FAX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
Joel Parker, Accounting Branch Chief
Christine Allen, Staff Accountant

Re:	Receptos, Inc.
Registration Statement on Form S-1
File No. 333-187737

Ladies and Gentlemen:

On behalf of Receptos, Inc. (the “Company”), we submit this letter in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter follows a telephone conversation with the Staff on April 23, 2013.

The purpose of this letter is to provide the Staff with certain information that the Staff requested in a verbal comment provided to us on April 23, 2013 and a substantially similar comment in the Staff’s comment letter to the Company dated March 14, 2013, in order to enable the Staff to complete its review of the Registration Statement and to provide an update regarding timing considerations related to the offering.

Additionally, as discussed with the Staff, the Company is hereby submitting under cover of this letter changed pages to the Registration Statement that contain revisions to the disclosure (marked against Amendment No. 1 to the Registration Statement filed April 15, 2013) giving effect to the reverse stock split, the conversion of the preferred stock, the sale of the number of offered shares described in the Registration Statement assuming the midpoint of the price range, additional

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qualitative and quantitative disclosure regarding the reassessment of the fair value of the Company’s common stock and the effectiveness of a credit facility arrangement. Specifically, the pages of the Registration Statement submitted hereby include the following sections of the prospectus (page numbers are to the marked version):

•                    Prospectus cover page;

•                    Prospectus Summary (pages 1 to 13);

•                    Capitalization (page 63 and 64);

•                    Dilution (page 65 and 66);

•                    Risk factors regarding the credit facility arrangement (pages 16 to 19);

•                    Use of Proceeds (page 60 and 61);

•                    Management’s Discussion and Analysis of Financing Condition and Results of Operations – Common Stock Valuation (pages 76 to 82);

•                    Management’s Discussion and Analysis of Financing Condition and Results of Operations – Liquidity and Capital Resources (pages 84 and 87);

•                    Report of Independent Registered Public Accounting Firm (page F-2);

•                    Note 1 to the Consolidated Financial Statements – Net Loss Per Share (page F-13);

•                    Note 10 to the Consolidated Financial Statements – Subsequent Events (unaudited) (page F-28 to F-30); and

•                    Exhibit Index (pages II-5 to II-7).

Timing Considerations

The Company respectfully advises the Staff that it anticipates (i) printing its preliminary prospectus as of the close of business on Thursday, April 25, 2013, (ii) commencing its road show on or about Friday, April 26, 2013, with a target pricing date of May 9, 2013 and (iii) filing a pre-effective amendment to the

Registration Statement containing pricing information prior to commencement of its roadshow. To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to close of business on April 25, 2013.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

Attachment

cc:	Receptos, Inc.
Faheem Hasnain
Graham Cooper

Cooley, LLP
Tom Coll, Esq.
Charles S. Kim, Esq.
Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP
Patty M. DeGaetano, Esq.